UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 28, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  KPN to acquire Telfort, dated June 28, 2005

Press release

Date
June 28, 2005
KPN to acquire Telfort	Number
033pe

The Hague – KPN has reached an agreement in principle to acquire Telfort, the Dutch mobile operator, with 2.4 million subscribers, for a total consideration of EUR 980 million on a debt and cash free basis. Depending on specific performance criteria this amount could be increased by a maximum of approximately EUR 140 million. As part of the acquisition, KPN will acquire net operating losses amounting to more than EUR 900 million representing a Net Present Value of approximately EUR 180 million. Following this transaction KPN will serve the complete subscriber spectrum of the Dutch mobile market, including those higher growth customer segments, which are complementary to its current customer base.

Combining their individual strengths will allow both companies to realise marketing, operational and network savings over the medium term.

•                  Telfort’s strong position in cost conscious consumer segments will be built upon and the Telfort brand will be retained as part of KPN’s multi brand portfolio.

•                  Telfort and KPN will benefit from the mutual transfer of know-how and best practices on distribution, customer retention and customer life cycle management. Furthermore, wholesale activities will be fully integrated in order to capitalise on Telfort’s strong skill set in this market segment.

•                  KPN plans to integrate Telfort’s network.

The acquisition will be financed from KPN’s existing financial resources, whilst remaining within the boundaries of KPN’s self-imposed financial framework of a maximum Net Debt/EBITDA ratio of 2 times and a minimum EBITDA/Net Interest ratio of 6 times.

The acquisition is subject to approval by the Dutch Competition Authority. KPN’s works council has already given a positive advice on the acquisition. Consultation of the trade unions will commence shortly.

Ad Scheepbouwer commented:

“This transaction will enable us to faster achieve our stated goal to obtain a revenue share in the Dutch market of more than 40%. This will improve our competitive position vis-à-vis the strong European players that are active in the Dutch market and strengthen our ability to compete internationally. In the medium term we envisage significant savings from this acquisition, which include operational, marketing and network savings. We look forward to welcoming Telfort’s strong Management team, which in recent time has built up a formidable track record. “

Safe Harbor

Certain statements contained in this press release constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on our operations, the OPTA investigation into discounts given in breach of OPTA regulation, our and our joint ventures’ share of new and existing markets, general industry and macro-economic trends and our performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside our control that could cause actual results to differ materially from such statements.

Certain figures in this press release may be subject to rounding differences. All market share information in this press release is based on management estimates based on externally available information, unless indicated otherwise.

About KPN

KPN offers telecommunication services to both consumers and businesses. The company’s core activities are telephony and data services through KPN’s fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is the market leader in the major segments of the Dutch telecom market. Through E-Plus in Germany and BASE in Belgium, KPN has number-three positions in the mobile markets of these countries.

As at March 31, 2005, KPN served 7.4 million fixed-line subscribers and 1.7 million Internet users in the Netherlands as well as 17.7 million mobile customers in Germany, the Netherlands and Belgium. KPN employed 30,453 individuals as of the same date.

KPN was incorporated in 1989. Its shares are listed on Euronext Amsterdam and the stock exchanges of New York, London and Frankfurt.

About Telfort

Telfort is an independent and profitable mobile operator in the Netherlands for both consumers and corporate customers. Telfort has a proprietary, high quality network and focuses on customer service for its over 2.4 million subscribers. Telfort is an innovative organisation that introduces many market trends. In addition to its own Telfort brand, it has invigorated the wholesale market through its novel partnership approach in this specific market segment. From Summer 2005, Telfort is the first operator in the Netherlands that has national broadband network coverage. In 2004/20005 Telfort’s net sales reached EUR 509 million (2003/2004 EUR 422 million) and EBITDA of EUR 97 million (2003/2004 EUR 67 million). Telfort currently employs 613 staff.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 28, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel